[PROSKAUER ROSE LLP LETTERHEAD]

June 25, 2009

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Mail Stop 4720
Washington, D.C. 20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:       Ares Capital Corporation (File No. 333-158211)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 2 to its registration statement filed on Form N-2 on March 25, 2009 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) provided to the Fund in a telephone conversation on June 22, 2009, relating to the above-referenced filing.

Two copies of the amended filing, marked to show changes from the Registration Statement, are enclosed for your convenience with the hard copy of this letter.

Set forth below is the comment of the Staff contained in the Staff’s letter dated April 23, 2009 and verbally referenced by you in the telephone conversation on June 22, 2009, and immediately below the comment is the response with respect thereto.

There Are Significant Potential Conflicts of Interest that Could Impact Our Investment Returns (Page 28)

1.         The second sentence of the fifth paragraph states that to the extent that the Fund or the Adviser is able to exert influence over the Fund’s portfolio companies, the hurdles applicable to the Fund’s incentive fee may provide the Adviser (subject to its fiduciary duty to us) with an incentive to induce portfolio companies to accelerate or defer interest or other obligations owed to the Fund from one calendar quarter to another under circumstances where accrual would not otherwise occur, such as acceleration or deferral of the declaration of a dividend or the timing of a voluntary redemption. Please describe in this section the circumstances under which the Adviser could engage in this activity without breaching its fiduciary duty to the Fund.

1.         The Fund has deleted the fifth and sixth paragraphs of this section.

The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s Registration Statement.  Please do not hesitate to call me at (310) 284-4544.  In addition, we would greatly appreciate any additional comments by facsimile to (310) 557-2193.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Michael D. Weiner, Ares Capital Corporation
Michael A. Woronoff